     Exhibit 12.1

     Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Three-Months Ended August 31,		Nine-Months Ended August 31,

(Dollars in thousands)	2002	2003	2002	2003

Income (Loss) from continuing operations before taxes	$(1,029)	$(2,942)	$(26,365)	$12,406

Fixed Charges:
Interest	8,610	9,249	28,596	25,941
Interest factor portion of rentals	480	413	1,440	1,238

	9,090	9,662	30,036	27,179

Earnings (Loss) before fixed charges	$8,061	$6,720	$3,671	$39,585

Preferred stock dividends accreted or accrued	$3,718	$4,168	$10,949	$12,274

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	1.00	x

Earnings inadequate to cover fixed charges and preferred stock dividends	$4,747	$7,110	$37,314	N/A

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